Exhibit 2.8

EXHIBIT H

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (this “Escrow Agreement) is made and entered into as of             , 2002, by and between Epicor Software Corporation, a Delaware corporation (“Buyer”), Clarus Corporation, a Delaware corporation (“Seller”), and Branch Bank & Trust Company, Inc. (the “Escrow Agent”), with reference to the following facts:

A.    Buyer and Seller have entered into an Asset Purchase Agreement, dated as of October             , 2002 (the “Purchase Agreement”) providing for the purchase by Buyer of certain assets from Seller.

B.    Section 1.2(b) of the Purchase Agreement requires that Buyer deposit Two Hundred Thousand Dollars ($200,000) into an escrow account to be retained for the purposes of providing funds for Seller’s indemnification obligations described in the Purchase Agreement. Such deposit shall be subject to the terms and conditions set forth in this Escrow Agreement. It is a condition precedent to the consummation of the transactions contemplated by the Purchase Agreement that Buyer, Seller, and the Escrow Agent execute and deliver this Escrow Agreement.

C.    The Escrow Agent has agreed to accept, hold, and disburse the funds deposited with it and the earnings thereon in accordance with the terms of this Escrow Agreement.

STATEMENT OF AGREEMENT

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, for themselves, their successors, and their assigns, hereby agree as follows:

1.    Definitions.    Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Purchase Agreement. The following terms shall have the following meanings when used in this Escrow Agreement:

“AAA” shall have the meaning ascribed thereto in Section 19(b) hereof.

“Arbitration Demand” shall have the meaning ascribed thereto in Section 19(b)(i) hereof.

“Claim” shall have the meaning ascribed thereto in Section 4(b) hereof.

“Claim Notice” shall have the meaning ascribed thereto in Section 4(b) hereof.

“Deposited Funds” shall mean the amount of Two Hundred Thousand Dollars ($200,000), which represents the amount of the funds to be deposited by Buyer with the Escrow Agent pursuant to Section 1.2(b) of the Purchase Agreement and Section 3 of this Escrow Agreement.

“Dispute” shall have the meaning ascribed thereto in Section 19 hereof.

“Dispute Notice” shall have the meaning ascribed thereto in Section 19(a)(i) hereof.

“Escrow Account” shall mean the account that the Escrow Agent is appointed to maintain and administer pursuant to Section 2 of this Escrow Agreement.

“Escrow Earnings” shall mean all interest and income, if any, earned on the Deposited Funds.

“Escrow Funds” shall mean the Deposited Funds, together with the Escrow Earnings.

“Final Determination” shall have the meaning ascribed thereto in Section 4(d)(iii) hereof.

“Indemnified Parties” shall have the meaning ascribed thereto in Section 9 hereof.

“Joint Written Direction” shall mean a written direction executed jointly by the Buyer and Seller directing the Escrow Agent to take or refrain from taking an action pursuant to this Escrow Agreement.

“Negotiator” shall have the meaning ascribed thereto in Section 19(a) hereof.

2.    Appointment of and Acceptance by the Escrow Agent.    Buyer and Seller hereby appoint the Escrow Agent to serve as escrow agent hereunder. The Escrow Agent hereby accepts such appointment and, upon receipt by wire transfer of the Deposited Funds in accordance with Section 3 below, agrees to hold, invest, and disburse the Escrow Funds in accordance with this Escrow Agreement.

3.    Deposit of Funds into Escrow Account.    On the date of the closing of the transactions provided for in the Purchase Agreement, Buyer shall cause the Deposited Funds to be transferred to the Escrow Agent, by wire transfer of immediately available funds, to the following account:

Branch Banking and Trust Company
P.O. Box 2887
Wilson, NC 27894
ABA #053101121
Attention: Trust Department
Credit DDA #168-9180244
Trust Account #

4.    Release of the Escrow Funds.

       (a)    Buyer shall be entitled to submit one or more claims to the Escrow Agent relating to an indemnification claim pursuant to Article 7 of the Purchase Agreement; provided,

however, that nothing in this Escrow Agreement shall limit Buyer’s rights and remedies under the Purchase Agreement.

       (b)    Buyer shall notify Seller and the Escrow Agent in writing (the “Claim Notice”) of Buyer’s claim to all or any portion of the Escrow Funds pursuant to Section 4(a) above (the “Claim”). The Claim Notice shall state the amount of the Claim and the facts underlying the Claim in reasonable detail.

       (c)    Seller may contest the Claim by giving Buyer and the Escrow Agent written notice of such contest within ten (10) calendar days of the effectiveness (as designated by Section 11(b) hereof) of the Claim Notice. The notice of contest shall include a statement of the grounds of such contest in reasonable detail. Such right to contest shall terminate if no notice is provided within such ten (10) calendar day period. The Escrow Agent shall disregard any written notice of contest from Seller contesting payment of the Escrow Funds to Buyer if such notice of written contest is not deemed to be effective under Section 11 within ten (10) calendar days after the date of the Claim Notice from Buyer.

       (d)    The Escrow Agent shall disburse the Escrow Funds as follows:

                (i)    In accordance with a Joint Written Direction as soon as is practically possible after receipt of such Joint Written Direction for disbursement (but in no event later than the third business day after the date such Joint Written Direction is deemed effective under Section 11).

                (ii)    To Buyer, in the amount of Buyer’s Claim, if Seller does not contest a Claim in accordance with the provisions of Section 4(c).

                (iii)    If Seller contests Buyer’s Claim pursuant to Section 4(c) above and the Claim is settled by written agreement of Buyer and Seller, Buyer and Seller shall promptly notify the Escrow Agent of such settlement by Joint Written Direction, and the amount specified in the Joint Written Direction shall promptly (but in no event later than the third business day after the date that such Joint Written Direction is deemed effective under Section 11) be paid by the Escrow Agent in accordance with the Joint Written Direction.

                (iv)    If Seller contests the Claim (or portion thereof) pursuant to Section 4(c) above and a Final Determination (as defined below) has been obtained, the amount specified in the Final Determination shall promptly (but in no event later than the third business day after the receipt by the Escrow Agent of a copy of such Final Determination) be paid by the Escrow Agent from the Escrow Funds. A “Final Determination” shall mean the award rendered by the arbitrators pursuant to Section 19. Upon the request of the Escrow Agent, each of Seller and Buyer hereby agree to confirm in writing to the Escrow Agent when a Final Determination has been obtained.

                (v)    Any portion of the Escrow Funds which is not subject to a Claim Notice or pending disbursement pursuant to clauses (i), (ii), (iii) or (iv) above shall be paid to the Seller on the date which is twelve (12) months from the date hereof.

Releases of the Escrow Funds pursuant to this Section 4(d) shall be treated as payments in full for the Holdback Amount under Section 1.2(b) of the Purchase Agreement, regardless of whether the aggregate amount of such releases to Seller, if any, is less than or greater than, due to investment losses or gains or set-off claims by the Escrow Agent, than the Deposited Funds.

5.    Disbursement into Court.    If at any time the Escrow Agent determines in its sole discretion that there exists any dispute between Buyer and Seller with respect to the holding or disposition of any portion of the Escrow Funds or any other obligations of the Escrow Agent hereunder, or if at any time the Escrow Agent is unable to determine, to the Escrow Agent’s sole satisfaction, the proper disposition of any portion of the Escrow Funds or the Escrow Agent’s proper actions with respect to its obligations hereunder, or if the Buyer and Seller have not within thirty (30) days of the furnishing by the Escrow Agent of a notice of resignation pursuant to Section 7 hereof appointed a successor Escrow Agent to act hereunder, then the Escrow Agent may, in its sole discretion, take the following actions:

       (a)    suspend the performance of any of its obligations under this Escrow Agreement until such dispute or uncertainty shall be resolved to the sole satisfaction of the Escrow Agent or until a successor Escrow Agent shall have been appointed (as the case may be); provided, however, that the Escrow Agent shall continue to invest the Escrow Funds in accordance with Section 6 hereof; and

       (b)    in the event such dispute or uncertainty is not resolved to the sole satisfaction of the Escrow Agent or a successor Escrow Agent is appointed within a period of ten (10) calendar days following such suspension of performance, pay over to any court of competent jurisdiction in Fulton County, Georgia, all Escrow Funds for holding and disposition in accordance with the arbitrator’s award pursuant to Section 19(b).

6.    Investment of Funds.    The Escrow Agent shall invest and reinvest the Escrow Funds, as Seller’s Representative shall direct (subject to any applicable minimum investment requirements), in the following:

       (a)    direct obligations of the United States of America or obligations the principal and the interest on which are unconditionally guaranteed by the United States of America;

       (b)    certificates of deposit issued by any bank, bank and trust company, or national banking association (including the Escrow Agent and its Affiliates), which certificates of deposit are insured by the Federal Deposit Insurance Corporation or a similar government agency; or

       (c)    any money market fund substantially all of which is invested in the foregoing categories, including any money market fund managed by the Escrow Agent and any of its Affiliates.

       If the Escrow Agent has not received a written direction from Seller’s Representative at any time that an investment decision must be made, the Escrow Agent shall invest the Escrow Funds, or such portion thereof as to which no written direction has been received, in investments described in clause (c) above.

Each of the foregoing investments shall be made in the name of the Escrow Agent. No investment shall be made in any instrument or security that has a maturity of greater than thirty (30) days. Notwithstanding anything to the contrary contained herein, the Escrow Agent may, without notice to Buyer or Seller, sell or liquidate any of the foregoing investments at any time if the proceeds thereof are required for any release of funds permitted or required hereunder, and the Escrow Agent shall not be liable or responsible for any loss, cost, or penalty resulting from any such sale or liquidation. With respect to any funds received by the Escrow Agent for deposit into the Escrow Funds or any written direction from Seller received by the Escrow Agent with respect to investment of any funds received by the Escrow Agent for deposit into the Escrow Funds or any written direction from Seller received by the Escrow Agent with respect to investment of any funds in the Escrow Funds after 10:00 a.m., Atlanta, Georgia time, the Escrow Agent shall not be required to invest such funds or to effect such investment instruction until the next day upon which banks in Atlanta, Georgia are open for business.

7.    Resignation and Removal of the Escrow Agent.    The Escrow Agent may resign from the performance of its duties hereunder at any time by giving thirty (30) days’ prior written notice to Buyer and Seller, or may be removed, with or without cause, by a Joint Written Direction to the Escrow Agent; provided, however, that such resignation or removal may not be effective until the appointment of a successor Escrow Agent as provided herein. Upon any such notice of resignation or removal, the Buyer and Seller jointly shall appoint a successor Escrow Agent hereunder. Upon the acceptance in writing of any appointment as the Escrow Agent hereunder by a successor Escrow Agent, such successor Escrow Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, and duties of the retiring Escrow Agent, and the retiring Escrow Agent shall be discharged from its duties and obligations under this Escrow Agreement, but shall not be discharged from any liability for actions taken as the Escrow Agent hereunder prior to such succession. After any retiring Escrow Agent’s resignation or removal, the provisions of this Escrow Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Escrow Agent under this Escrow Agreement.

8.    Liability of the Escrow Agent.

       (a)    The Escrow Agent shall have no liability or obligation for damages, loss or expenses with respect to the Escrow Funds except for damages, loss or expenses resulting from the Escrow Agent’s willful misconduct or gross negligence. The Escrow Agent’s sole responsibility shall be for the safekeeping, investment, and disbursement of the Escrow Funds in accordance with the terms of this Escrow Agreement. The Escrow Agent shall have no implied duties or obligations and shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein. The Escrow Agent may rely upon any instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which the Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by the Person or parties purporting to sign the same and to conform to the provisions of this Escrow Agreement. In no event shall the Escrow Agent be liable for incidental, indirect, special, consequential or punitive damages. The Escrow Agent shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Funds, any account in which Escrow Funds are deposited, this Escrow Agreement or the Purchase Agreement, or to appear in, prosecute or defend any such legal action or proceeding. Escrow Agent may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other agreement or of its duties hereunder, and shall incur no liability and shall be fully indemnified from any liability whatsoever in acting in accordance with the opinion or instruction of such counsel.

       (b)    The Escrow Agent is authorized, in its sole discretion, to comply with orders issued or process entered by any court or any arbitrator with respect to the Escrow Funds, without determination by the Escrow Agent of such court’s jurisdiction in the matter. If any portion of the Escrow Funds is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, the Escrow Agent is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if the Escrow Agent complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

9.    Indemnification of the Escrow Agent.    From and at all times after the date of this Escrow Agreement, Buyer and Seller jointly and severally shall, to the fullest extent permitted by law and to the extent provided herein, indemnify and hold harmless the Escrow Agent and each director, officer, employee, attorney, agent and Affiliate of the Escrow Agent (collectively, the “Indemnified Parties”) against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including without limitation reasonable attorneys’ fees, costs and expenses) incurred by or asserted against any of the Indemnified Parties from and after the date hereof, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action or proceeding (including any inquiry or investigation) by any Person, including without limitation Buyer or Seller, whether threatened or initiated, asserting a claim for any legal or equitable remedy against any Person under any statute or regulation, including, but not limited to, any federal or state securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of this Escrow Agreement or any transactions contemplated herein, whether or not any such Indemnified Party is a party to any such action, proceeding, suit or the target of any such inquiry or investigation; provided, however, that no Indemnified Party shall have the right to be indemnified hereunder for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted solely from the gross negligence or willful misconduct of such Indemnified Party. If any such action or claim shall be brought or asserted against any Indemnified Party, such Indemnified Party shall promptly notify Buyer and Seller in writing, and Buyer and Seller shall assume the defense thereof, including the employment of counsel and the payment of all expenses. Such Indemnified Party shall, in its sole discretion, have the right to employ separate counsel (who may be selected by such Indemnified Party in its sole discretion) in any such action and to participate in the defense thereof, and the fees and expenses of such counsel shall be paid by such Indemnified Party, except that Buyer and/or Seller shall be required to pay such fees and expenses if (a) Buyer and/or Seller agree to pay such fees and expenses, (b) Buyer and/or Seller shall fail to assume the defense of such action or proceeding, (c) Buyer or Seller is the plaintiff in any such action or proceeding, or

(d) the named parties to any such action or proceeding (including any impleaded parties) include both Indemnified Party and Buyer and/or Seller, and Indemnified Party shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or additional to those available to Buyer or Seller. Buyer and Seller shall be jointly and severally liable to pay fees and expenses of counsel pursuant to the preceding sentence, except that any obligation to pay under clause (a) shall apply only to the party so agreeing and under clause (c) shall apply only to such party that is such plaintiff. All such fees and expenses payable by Buyer and/or Seller pursuant to the foregoing sentence shall be paid from time to time as incurred, both in advance of and after the final disposition of such action or claim. All of the foregoing losses, damages, costs and expenses of the Indemnified Parties shall be payable by Buyer and Seller, jointly and severally, upon demand by such Indemnified Party. The obligations of Buyer and Seller under this Section 9 shall survive any termination of this Escrow Agreement and the resignation or removal of Escrow Agent. As between Buyer and Seller, Seller and Buyer each shall be responsible for one half of the Escrow Agent’s fees and expenses, unless otherwise determined by a court of competent jurisdiction or an arbitrator pursuant to Section 19.

         The parties agree that neither the payment by Buyer or Seller of any claim by Escrow Agent for indemnification hereunder nor the disbursement of any amounts to Escrow Agent from the Escrow Funds in respect of a claim by Escrow Agent for indemnification shall impair, limit, modify, or affect, as between Buyer and Seller, the respective rights and obligations of Buyer, on the one hand, and Seller, on the other hand, under the Purchase Agreement.

10.    Fees and Expenses of the Escrow Agent.    Buyer and Seller shall compensate the Escrow Agent for its services hereunder in accordance with Exhibit A attached hereto. All of the obligations set forth in this Section 10 shall be payable by Buyer and Seller on the date of this Agreement. Buyer and Seller shall each be responsible for one half of the Escrow Agent’s fees, unless otherwise determined by a court of competent jurisdiction or an arbitrator pursuant to Section 19. The obligations of Buyer and Seller under this Section 10 shall survive any termination of this Escrow Agreement and any resignation or removal of the Escrow Agent.

11.    Notices.

         (a)    All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing (including facsimile) and shall be mailed, faxed or delivered:

(i)	If to Seller:

Clarus Corporation
3970 Johns Creek Court
Suwanee, Georgia 30024
James J. McDevitt
Facsimile: (770) 291-8584

With a copy (which shall not constitute notice) to:

Womble, Carlyle Sandridge & Rice, PLLC
1201 West Peachtree Street, Suite 3500
Atlanta, Georgia 30309
Attention: Sharon L. McBrayer, Esq.
Facsimile: (404) 870-4825

(ii)	If to Buyer :

Epicor Software Corporation
195 Technology Drive
Irvine, California 92618
Attention: General Counsel
Facsimile: (949) 585-4447

With a copy (which shall not constitute notice) to:

Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor
Costa Mesa, California 92626-1924
Attention: Peter J. Tennyson
Facsimile: (714) 979-1924

(iii)	If to Escrow Agent to:
Branch Banking & Trust Company, Inc
Attn: Trust Department
950 E. Paces Ferry Road, Suite 2180
Atlanta, Georgia 30326
Facsimile: 404-442-5152

            (b)    All notices and other communications required or permitted under this Agreement which are addressed as provided in this Section 11 (i) if delivered personally against proper receipt or by confirmed facsimile, shall be effective upon delivery, (ii) if delivered by certified or registered mail with postage prepaid, shall be effective two (2) business days following the date when mailed and (iii) by Federal Express or similar courier service with courier fees paid by the sender, shall be effective one (1) business day following the date when couriered. The parties hereto may from time to time change their respective addresses for the purpose of notices to that party by a similar notice specifying a new address, but no such change shall be deemed to have been given until it is actually received by the party sought to be charged with its contents.

12.    Amendment; Waiver.    Neither this Escrow Agreement, nor any of the terms or provisions hereof, may be amended, modified, supplemented or waived except by a written instrument signed by all of the parties hereto (or, in the case of a waiver, by the party or parties granting such waiver). No waiver of any of the provisions of this Escrow Agreement shall be deemed to be or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver. No failure of a party hereto to insist upon strict compliance by another party hereto with any obligation, covenant, agreement or condition contained in this Escrow Agreement shall operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

13.    Severability.    Each term and provision of this Escrow Agreement constitutes a separate and distinct undertaking, covenant, term and/or provision hereof. In the event that any term or provision hereof shall be determined to be unenforceable, invalid or illegal in any respect, such unenforceability, invalidity or illegality shall not affect any other term or provision hereof, but this Escrow Agreement shall be construed as if such unenforceable, invalid or illegal term or provision had never been contained herein.

14.    Governing Law.    This Escrow Agreement shall be governed by and construed in accordance with the internal laws of the State of Georgia, without giving effect to the conflict of laws principles thereof.

15.    Entire Agreement.    This Escrow Agreement, constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes all prior understandings, agreements and arrangements, both oral and written, between the parties with respect to the subject matter hereof.

16.    Binding Effect.    All of the terms of this Escrow Agreement, as it may be amended from time to time, shall be binding upon, inure to the benefit of and be enforceable by the respective successors and permitted assigns of Buyer, Seller and the Escrow Agent.

17.    Execution in Counterparts.    This Escrow Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which, when taken together, shall constitute one and the same instrument.

18.    Termination.    Upon the first to occur of the disbursement of all Escrow Funds pursuant to Section 4 hereof or the disbursement of all Escrow Funds to an Arbitrator or court pursuant to Section 5 hereof, this Escrow Agreement shall terminate and the Escrow Agent shall have no further obligation or liability whatsoever with respect to this Escrow Agreement or the Escrow Funds.

19.    Dispute Resolution.    If the Seller disputes Buyer’s Claim under Section 4(b) (a ”Dispute”), such Dispute shall be resolved in the following manner which shall be binding and in lieu of litigation in any court:

         (a)    The parties will attempt in good faith to resolve the Dispute promptly by negotiations between senior representatives of the parties who have authority to settle the Dispute.

         (b)    (i)    If the Dispute is not resolved or (ii) if the Escrow Agent pays over the Escrow Funds to a court pursuant to Section 5, then such Dispute shall be settled by binding arbitration administered by the American Arbitration Association (“AAA”) in accordance with its Commercial Arbitration Rules then in effect and the following procedures:

                  (ii)    Unless barred by the statute of limitations, either party may initiate the arbitration process by serving, as in a civil action, the other party with notice of the nature of the Dispute and a demand for arbitration (“Arbitration Demand”), which Arbitration Demand shall include a description of the Dispute, the amount involved and the remedy sought. The Dispute shall be waived and forever barred if on the date of the Arbitration Demand, the claim, if asserted in a civil action, would be barred by the applicable state or federal statute of limitations.

                  (iii)    The party commencing the arbitration process shall file a copy of the Arbitration Demand at the regional office of AAA located in Atlanta, Georgia, together with the appropriate filing fee as provided in AAA’s existing fee schedule. The arbitration proceedings shall be conducted in Atlanta, Georgia.

                  (iv)    The issue of whether a Dispute is arbitrable hereunder shall also be subject to arbitration hereunder. The arbitrator shall apply the substantive laws of the State of Georgia and the Federal law of the United States to the resolution of each Dispute and to the issue of arbitrability of any Dispute, including, but not limited to, the provisions of Georgia statutory laws dealing with arbitration and the United States Arbitration Act, 9 U.S.C. Sections 1-16, as they may exist at the time of the Arbitration Demand, but only insofar as such statutes are not in conflict with this Escrow Agreement, and specifically excepting therefrom sections of such statutes dealing with discovery. Judgment upon the award rendered by the arbitrator(s) may be entered by any court having jurisdiction thereof.

         (c)    All deadlines specified in this Section 19 may be extended by mutual agreement.

         (d)    The parties hereto agree that the Escrow Agent will not be a party to any arbitration, and that the arbitration referred to in paragraph (b) above applies only to Buyer and Seller.

20.    Tax Reporting.    Each of the parties hereto agrees that, for tax reporting purposes, all interest or other income earned from the investment of the Escrow Funds in any tax year shall (i) to the extent such interest or other income is distributed by the Escrow Agent to any person or entity pursuant to the terms of this Escrow Agreement during such tax year, be allocated to such person or entity, and (ii) otherwise shall be allocated to Seller.

[SIGNATURES ON FOLLOWING PAGE]

[SIGNATURES TO ESCROW AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have caused this Escrow Agreement to be executed under seal as of the date first above written.

“Buyer” EPICOR SOFTWARE CORPORATION

By:
Name: Title:

“Seller” CLARUS CORPORATION

By:
Stephen P. Jeffery, Chief Executive Officer

“Escrow Agent” BRANCH BANKING & TRUST COMPANY, INC.

By:
Name: Title:

Exhibit A

Fees Payable to the Escrow Agent

$1,500.00

A-1